

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 7, 2008

By Facsimile and U.S. Mail

Mr. Phillip W. Terry
Chief Executive Officer
Arena Resources, Inc
6555 S. Lewis Ave.
Tulsa, Oklahoma   74136

> **Re:** **Arena Resources, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 12, 2008**
> **Response Letter Dated August 1, 2008**
> **File No. 001-31657**

Dear Mr. Terry:

   We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated August 1, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business Development, page 4

1.   We note your response to prior comment one of our letter dated July 11, 2008. Please clarify why the amount of the income tax impact of future net cash flows shown in your reconciliation and the amount of your 10% annual discount for estimated timing of future cash flows disclosed in your standardized measure of discounted cash flows on page 78 are identical.

Engineering Comments

Properties, page 14

General Background, page 14

2.   Your response three to our July 11, 2008 letter states, "If it is determined that the inclusion of the estimated development costs is necessary, we will do so on all future filings, and revise the narrative description as appropriate to identify all costs included in the calculation." Please consider this to be our determination that such inclusion is necessary and affirm to us that you will include estimated development costs in unit acquisition and drilling cost disclosures.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page 77

Changes in Standardized Measure of Discounted Future Net Cash Flows, page 78

3.   In part, your response seven states, "Specifically, based on our reserve analysis, the estimated $113 million expended for development costs during 2007 resulted in an increase in our Standardized Measure of Discounted Future New Cash Flows of approximately $362 million." We direct you to paragraph 33g of FAS 69 which describes this line item change to the standardized measure as "Previously estimated development costs incurred during the period". It appears to us that this item calls for those incurred development costs - that were previously estimated as part of the standardized measure calculation - to be disclosed. Please explain how you will comply with FAS 69.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact

Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief